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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                               Perle Systems Ltd.
          -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   714152105
          -----------------------------------------------------------
                                 (CUSIP NUMBER)


                  Calvin Hori, Hori Capital Management, Inc.,
                     One Washington Mall, Boston, MA 02108
                                 (617) 367-3800
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 19, 1997
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  714152105   |                         |    Page  2 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Platinum Partners, L.P.                                         |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   658,200                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   658,200                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  658,200                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  9.0%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  714152105   |                         |    Page  3 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Hori Capital Management, Inc.                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   658,200                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   190,000                                           |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   658,200                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   190,000                                           |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  848,200                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  11.8%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  714152105   |                         |    Page  4 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Calvin G. Hori, Sole Shareholder                                |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States Citizen                                           |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   658,200                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   190,000                                           |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   658,200                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   190,000                                           |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  848,200                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  11.8%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

Item 1. Security and Issuer

     This Report on schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Perle Systems Ltd. (the "Company"), whose principal executive offices are located at 60 Renfrew Drive; Markham Ontario; L3R 0E1, Canada.

Item 2. Identity and Background

     This Report is filed by Platinum Partners, L.P., a Massachusetts limited partnership (the "Partnership"), having its principal place of business and executive offices at c/o Hori Capital Management, Inc., One Washington Mall, 7th Floor, Boston, MA 02108; Hori Capital Management, Inc., a Massachusetts corporation having its principal place of business and executive offices at One Washington Mall, 7th Floor, Boston, MA 02108 ("Hori Capital Management"); and Mr. Calvin G. Hori, the sole shareholder, director and President of the Hori Capital Management ("Mr. Hori"), having his business address at c/o Hori Capital Management, Inc., One Washington Mall, 7th Floor, Boston, MA 02108 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to make, manage, supervise, and dispose of investments in a variety of businesses. Hori Capital Management is the sole General Partner of the Partnership and one of several investment advisors to Micro Cap Partners, Ltd. ("Micro Cap").

     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hori is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds for the transactions described in Item 5(c) were assets of the Partnership and of Micro Cap.

Item 4. Purpose of Transaction

     The Partnership and Micro Cap acquired the Common Stock described in Item 5(c) for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in:

     a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the issuer;

     f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 1(g)(4) of the Securities Exchange Act of 1934; or

     j.   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     a. As of March 19, 1997, the Partnership may be deemed to beneficially own 658,200 shares of Common Stock of the Company. Based upon there being 7,162,398 shares of Common Stock outstanding, the shares of Common Stock which the Partnership may be deemed to beneficially own represents approximately 9.0% of the outstanding shares of the Common Stock of the Company. As of March 19, 1997, Hori Capital Management may be deemed to beneficially own 658,200 shares of Common Stock of the Company by virtue of it being the General Partner of the Partnership. As of February 21, 1997, Hori Capital Management may be deemed to beneficially own 190,000 shares of Common Stock of the Company by virtue of it being one of several investment advisors to Micro Cap. Based upon there being 7,162,398 shares of Common Stock outstanding, the shares of Common

          Stock which Hori Capital Management may be deemed to beneficially own represents approximately 11.8% of the outstanding shares of Common Stock of the Company. As of March 19, 1997, Mr. Hori may be deemed to beneficially own 848,200 shares of Common Stock of the Company by virtue of his being the sole shareholder of Hori Capital Management. Based upon there being 7,162,398 shares of Common Stock outstanding, the shares of Common Stock which Mr. Hori may be deemed to beneficially own represents approximately 11.8% of the outstanding shares of Common Stock of the Company.

     b. In accordance with the Agreement of Limited partnership, the General partner has the sole power to vote and the sole power to dispose of the shares of Common Stock of the Company held by the Partnership.

     c.   The Partnership has made the following purchases of shares of Common
          Stock:

          --------------------------------------------------------
                                                         Aggregate
          Transaction                     Price Per      Purchase
             Date         # of Shares       Share          Price
          --------------------------------------------------------
           10/18/96           45,000       2.98806       134,463
          --------------------------------------------------------
           10/21/96           20,000       3.37625        67,525
          --------------------------------------------------------
           10/22/96            9,000       3.37778        30,400
          --------------------------------------------------------
           10/23/96            5,000       3.38000        16,900
          --------------------------------------------------------
           10/24/96           10,000       3.41250        34,125
          --------------------------------------------------------
           10/25/96            9,000       3.62778        32,650
          --------------------------------------------------------
           10/30/96           10,000       3.87750        38,775
          --------------------------------------------------------
           11/01/96           29,000       3.46636       100,525
          --------------------------------------------------------
           11/04/96            7,800       3.37821        26,350
          --------------------------------------------------------
           11/05/96           66,000       3.37538       222,775
          --------------------------------------------------------
           11/06/96           55,000       3.75045       206,275
          --------------------------------------------------------
           11/07/96           30,000       3.75083       112,525
          --------------------------------------------------------
           11/08/96          205,000       4.00012       820,025
          --------------------------------------------------------
           11/12/96            5,000       4.00500        20,025
          --------------------------------------------------------
           11/18/96           12,100       3.86365        46,750
          --------------------------------------------------------
           11/18/96           15,000       3.93917        59,088
          --------------------------------------------------------

          --------------------------------------------------------
                                                      Aggregate
            Transaction                 Price Per     Purchase
              Date        # of Shares     Share         Price
            ----------------------------------------------------
             12/02/96          2,800     3.75920      10,526
            ----------------------------------------------------
             12/12/96         30,000     2.75083      82,525
            ----------------------------------------------------
             12/16/96         30,000     2.87583      86,275
            ----------------------------------------------------
              2/21/97         12,500     2.37700      29,713
            ----------------------------------------------------
              3/19/97         50,000     1.87550      93,775
            ----------------------------------------------------


          Micro Cap has made the following purchase of shares of Common Stock:


          ------------------------------------------------------
                                                       Aggregate
          Transaction                   Price Per      Purchase
             Date      # of Shares        Share          Price
          ------------------------------------------------------
          1/9/97         30,000         3.54253        106,276
          ------------------------------------------------------
          1/10/97        10,000         3.50250         35,025
          ------------------------------------------------------
          1/10/97        20,000         3.62625         72,525
          ------------------------------------------------------
          1/17/97        10,000         3.62750         36,275
          ------------------------------------------------------
          1/22/97         8,500         3.75294         31,900
          ------------------------------------------------------
          1/23/97         5,000         3.81750         19,088
          ------------------------------------------------------
          1/23/97        80,000         3.87531        310,025
          ------------------------------------------------------
          1/24/97         7,500         3.81583         28,619
          ------------------------------------------------------
          2/21/97        19,000         2.37632         45,150
          ------------------------------------------------------

          All transactions were made in the open market on NASDAQ.

     d. The Partnership and Micro Cap are each limited partnerships. Each partner of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents. Similarly, each partner of Micro Cap is entitled to receive certain distributions from Micro Cap's assets as specified in Micro Cap's governing documents. These distributions may include funds received by the Partnership or Micro Cap from dividends declared with respect to the shares of Common Stock held by the Partnership or Micro Cap or from the sale of such shares of Common Stock.

     e.   Not applicable.

     The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the

Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than (a) the governing documents of the Partnership and Micro Cap and (b) the investment advisory agreement between Hori Capital Management and Micro Cap.

Item 7. Material to be Filed as Exhibits

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

     EXECUTED as of the 15th day of July, 1997.

                                   PLATINUM PARTNERS, L.P.


                                   By:     /s/  Calvin G. Hori
                                        ---------------------------
                                        Calvin G. Hori, President of
                                        Hori Capital Management, Inc.,
                                        General Partner



                                   HORI CAPITAL MANAGEMENT, INC.



                                   By:     /s/  Calvin G. Hori
                                        -----------------------------
                                        Calvin G. Hori, President



                                          /s/  Calvin G. Hori
                                        -----------------------------
                                        Calvin G. Hori